Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

October 17, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

Re:	Cadrenal Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted on October 11, 2022
File No. 333-267562

Dear Mr. Haguis:

On behalf of our client, Cadrenal Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 13, 2022 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1. We are concurrently submitting via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (“Amended Registration Statement No. 2”).

Set forth below is the comment and caption from the Comment Letter. Immediately following the comment is the Company’s response to that comment in bold, including a cross-reference to the location of changes made in Amended Registration Statement No. 2 in response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form S-1

Public Offering Prospectus Summary

Our Business, page 1

1.	Please balance your disclosure regarding the tecarfarin patents on page 3 and 69 with additional disclosure that you have not engaged intellectual property counsel to conduct a freedom to operate analysis and briefly explain how this impacts your certainty regarding your claims to the tecarfarin patents.

Response: We have made additional disclosure on pages 3 and 69 that we have not engaged intellectual property counsel to conduct a freedom to operate analysis and we briefly explained how this impacts our claims to the tecarfarin patents.

United States Securities

and Exchange Commission

October 17, 2022

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Hank Gracin at (212) 885-5362.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Quang Pham
Chief Executive Officer, Cadrenal Therapeutics, Inc.